Confidential Treatment Requested by NPTG Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
As Confidentially Submitted to the Securities and Exchange Commission on December 17, 2024
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

NPTG Holdings Corporation
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	99-5127620 (I.R.S. Employer Identification No.)
6920 Seaway Blvd Everett, WA (Address of principal executive offices)	98203 (Zip Code)
Registrant’s telephone number, including area code:
(425) 446-5000
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Confidential Treatment Requested by NPTG Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
NPTG HOLDINGS CORPORATION
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.   Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and Distribution,” “Description of Material Indebtedness,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions,” “Material U.S. Federal Income Tax Consequences” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.   Risk Factors.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.
Item 2.   Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.
Item 3.   Properties.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Those sections are incorporated herein by reference.
Item 4.   Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Security Ownership of Certain Beneficial Owners and Management.” Those sections are incorporated herein by reference.
Item 5.   Directors and Executive Officers.
The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.
Item 6.   Executive Compensation.
The information required by this item is contained under the section of the information statement entitled “Management” and “Executive and Director Compensation.” Those sections are incorporated herein by reference.
Item 7.   Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Management,” “Certain Relationships and Related Person Transactions,” “Risk Factors — Risks

Confidential Treatment Requested by NPTG Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
Related to the Separation and Our Relationship with Fortive” and “The Separation and Distribution.” Those sections are incorporated herein by reference.
Item 8.   Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business — Legal Proceedings.” That section is incorporated herein by reference.
Item 9.   Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “The Separation and Distribution,” “Dividend Policy,” “Management” and “Description of Capital Stock.” Those sections are incorporated herein by reference.
Item 10.   Recent Sales of Unregistered Securities.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary — [NewCo]’s Post-Separation Relationship with Fortive,” “The Separation and Distribution,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock.” Those sections are incorporated herein by reference.
Item 11.   Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Separation and Distribution” and “Description of Capital Stock.” Those sections are incorporated herein by reference.
Item 12.   Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock — Limitations on Liability, Indemnification of Officers and Directors and Insurance.” That section is incorporated herein by reference.
Item 13.   Financial Statements and Supplementary Data.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary — Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Index to Financial Statements and Schedule” (and the financial statements and related notes referenced therein). Those sections and the financial statements and related notes referenced therein are incorporated herein by reference.
Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
Not applicable.
Item 15.   Financial Statements and Exhibits.
(a)
Financial Statements

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Statements,” and “Index to Financial Statements” (and the financial statements and related notes referenced therein). Those sections and the financial statements and related notes referenced therein are incorporated herein by reference.

Confidential Treatment Requested by NPTG Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
(b)
Exhibits

The following documents are filed as exhibits hereto:
Exhibit Number	Exhibit Description
2.1*	Form of Separation and Distribution Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation
3.2*	Form of Amended and Restated By-Laws
10.1*	Form of Transition Services Agreement
10.2*	Form of Tax Matters Agreement
10.3*	Form of Employee Matters Agreement
10.4*	Form of Intellectual Property Matters Agreement
10.5*	Form of FBS License Agreement
10.6*	Form of NPTG Holdings Corporation Stock Incentive Plan
21.1*	List of Subsidiaries
99.1**	Information Statement of NPTG Holdings Corporation, preliminary and subject to completion, dated [ ], 2025
99.2*	Form of Notice Regarding the Internet Availability of Information Statement Materials

*
To be filed by amendment.

**
Filed herewith.

Confidential Treatment Requested by NPTG Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
NPTG HOLDINGS CORPORATION
By:

Name:
Title:
Date: